Exhibit 12.1

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009

Earnings

Loss from Operations before Noncontrolling Interest, Income Taxes, and the Cumulative Effect of Accounting Change	$(2,617)	$(488)	$(613)	$(546)	$(1,750)	$(147)	$(3,108)
Fixed Charges	733	865	982	1,021	1,071	788	801

Total Earnings	$(1,884)	$377	$369	$475	$(679)	$641	$(2,307)

Fixed Charges
Interest Expense	$702	$829	$951	$995	$1,041	$766	$666
Interest Expense Included Within Reorganization Items, Net	-	-	-	-	-	-	113
Amortization of Debt Costs	24	29	24	19	23	17	16
Interest Element of Rentals	7	7	7	7	7	5	6

Total Fixed Charges	$733	$865	$982	$1,021	$1,071	$788	$801

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-	-	-

(1) Earnings for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and the nine months ended September 30, 2008 and 2009 were insufficient to cover fixed charges by $2.6 billion, $488 million, $613 million, $546 million, $1.8 billion, $147 million and $3.1 billion, respectively. As a result of such deficiencies, the ratios are not presented above.